CONSENT OF QUALIFIED PERSON

Attention:              Alberta Securities Commission
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
American Stock Exchange

(a)
I, David Robert Young, BSc Hons, FGSSA, FAusIMM, MSAIMM, a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400989/83), am the author of the report on the Mineral Resource Estimates for Frischgewaagd 96 JQ RE 4 and Portion 11 quoted in the technical report entitled “Platinum Group Metals (RSA) Ltd. Updated with the Mineral Resource Estimates for Frischgewaagd 96 JQ (RE 4 and Portion 11)” dated April 30, 2008”, (the “Report”). I do hereby consent to the filing of the Report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the Report on SEDAR and will consent to press releases made by the company with my prior approval.

Dated this at Johannesburg, South Africa this 5th day of June 2008.

             "signed"

___________________________
David Robert Young
Hons, FGSSA, FAusIMM, MSAIMM, Pr.Sc.Nat.